UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Cancellation of Treasury Shares

This is the updated disclosure that reflected results of treasury stock acquisition. The amended parts are marked in blue color as shown in the table below.

1. Class and number of shares to be retired	Common stock	255,428
	Different classes of stocks	—

2. Total number of shares issued	Common stock	82,879,805
	Different classes of stocks	—

3. Par value per share (KRW)		5,000

4. Estimated amount of retirement (KRW)		92,283,425,000

5. Scheduled period of share buyback for retirement	Start date	July 26, 2024
	End date	July 30, 2024

6. Acquisition method of shares to be retired		Purchase in exchange

7. Scheduled retirement date		August 6, 2024

8. Securities firms entrusted with share buyback		Samsung Securities Co., Ltd.

9. Date of board resolution (decision date)		July 12, 2024

- Attendance of outside directors	Present (No.)	5
	Absent (No.)	1

- Attendance of auditors (members of Audit Committee who are not outside directors)		—

10. Subject to reporting to the Fair Trade Commission	Not Applicable

11. Other matters to be factored into investment decisions

- This cancellation of treasury shares is based on the resolution of the Board of Directors to cancel treasury shares previously purchased within the scope of dividends available and therefore, there is no reduction of capital following this cancellation.

- Legal basis of cancellation of treasury shares : Article 343 Paragraph 1 of the Commercial Act

- POSCO Holdings plans to cancel all of the treasury shares following the completion of the treasury shares repurchase as resolved by the board of directors. For detailed information regarding the acquisition of the treasury shares, please refer to the disclosure entitled ‘Decision on Acquisition of Treasury Stock’ furnished on July 12, 2024 and ‘Acquisition result of treasury shares’ that is furnished on August 6, 2024.

- Above ‘2. Total number of shares issued (common stock)’ is the total number of treasury shares, from which 1,691,425 shares previously purchased but canceled on July 31, 2024, have been deducted.

- Above ‘4. Estimated amount of retirement (KRW)’ is the total acquisition price of treasury shares acquired through an purchase in exchange during the acquisition period and does not include brokerage fees.

- Above ‘start date’ and ‘end date’ under ‘5. Scheduled period of share buyback for retirement’ are actual start and end date of treasury share purchase period.

- Above ‘7. Scheduled retirement date’ is completion date of the treasury share cancellation.

	Related disclosure	Please refer to ‘Decision on Acquisition of Treasury Stocks’ furnished on July 12, 2024 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 6, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President